NOTICE OF VARIATION AND EXTENSION
August 8, 2006
Dear Shareholder of Canada Southern Petroleum:
      You will have received with this letter, 1212707 Alberta Ltd.’s, a wholly owned subsidiary of Canadian Oil Sands Limited, revised offering documents with respect to the cash tender offer to purchase all of the outstanding shares of Canada Southern Petroleum for a price of US$13.10 per share net in cash.
      The revised tender offer: i) extends the time during which the Offer is open to 12:00 Midnight (Los Angeles Time) on August 18, 2006; and ii) amends the Offer to provide that it is conditional, among other things, upon there being validly deposited under the Offer and not withdrawn at least 50.01% (as compared to 66 2/3% in the Original Offer) of Common Shares (calculated on a fully diluted basis) being validly deposited under the Offer and not withdrawn.
Update on Other Offers
      The Petro-Canada offer expired on July 27, 2006.
      Canadian Superior announced by press release on July 26, 2006 a variation and extension to September 6, 2006 of its offer. Canada Southern Petroleum advised by press releases on July 28, 2006 and August 7, 2006 that, given the value and certainty of the Canadian Oil Sands Offer as compared to the lack of important details in the Canadian Superior press release that make it impossible to value their revised offer, the Canada Southern Petroleum Board maintains its unanimous recommendation that shareholders accept the Canadian Oil Sands Offer.
Your Board’s Recommendation
      The Board of Directors of Canada Southern Petroleum have recommended and continue to recommend that Shareholders of Canada Southern Petroleum ACCEPT the US$13.10 Canadian Oil Sands Offer.
Timely Action Required
      The Offer expires at 12:00 Midnight (Los Angeles Time) on August 18, 2006. Timely action is required for you to accept the offer. If you hold certificates for Canada Southern Petroleum shares you should submit your shares together with a completed Letter of Transmittal at your first convenience to Computershare Investor Services, the depositary for the offer. If your stock is held on your behalf by a bank or brokerage firm and you would like to take advantage of the tender offer, please call your account representative as soon as possible. Your bank or brokerage firm will need to receive your instructions to tender your shares in a timely manner (usually at least 24 hours prior to the expiration date of the offer).
      If you have any questions, need additional material or require assistance in tendering your shares, you may call D.F. King & Co., Inc., the Information Agent for the offer. The toll-free number is 1-800-901-0068.
      We urge you to read the offer materials and take action at your earliest convenience. Thank you.

Very truly yours,

By:	/s/ Marcel Coutu

Marcel Coutu
President & Chief Executive Officer